UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, § 4 of Law No. 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that it will not participate in the 700MHz spectrum auction which will be held on September 30, 2014.

Oi already possesses a diversified spectrum portfolio to meet the growing demand for mobile data, which allows it to provide competitive voice and data services, in addition to extensive wi-fi and fixed line networks, which ensures an extensive reach of the Company’s operations in Brazil. In terms of 4G services, Oi has the 2.5GHz spectrum to serve its clients and meet its coverage obligations through 2017, and it may use 1.8GHz spectrum in the future.

Therefore, and after taking into account that the auctioned spectrum rights may only be fully utilized in 2019, the Company decided to maintain its strategy of investing in network structuring projects that meet its objectives of improving the quality of services and customer satisfaction in fixed and mobile access, as well as to make further investments to extend the coverage and capacity of its mobile network and to expand broadband and pay TV services, under a national multiproduct and convergence strategy.

Rio de Janeiro, September 23, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer